

Novastone Capital Advisors
Entrepreneurship through Acquisition

Financial Services · Baar, Zug · 14K followers · 11-50 employees

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Overview

Novastone Capital Advisors (NCA) is a global company based in Switzerland, that runs an EntrepreneurshipThrough Acquisition program. Our ETA program is a highly specialized process that connects investors with talented entrepreneurs who are looking to locate, acquire, manage, and grow a privately held company.

We focus on mutual benefit, profit, and growth for all of our stakeholders. Our program carefully selects talented individuals who are capable of operating and growing a company through a proprietary Talent Identification and Selection Process. We also partner with the best business schools around the globe to source top-tier talented individuals that would fit our ETA program. When working with us, aspiring entrepreneurs benefit from access to capital resources and support in pursuing a direct path to owning and managing a small business; existing businesses benefit from succession solutions with qualified, funded entrepreneurs; and co-investors benefit from sound investment opportunities with historically high rates of success.

If you are passionate about entrepreneurship and CEO is your dream job, find out more about NCA and how you can join the program on our website.

Website
http://www.novastone-ca.com

Industry
Financial Services

Company size
11-50 employees
85 associated members

Headquarters
Baar, Zug

Founded
2019

Specialties
Search Fund, entrepreneurship, SMEs, M&A, Investment management, KMU, and nachfolger

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